TELEFONOS DE MEXICO, S.A. DE C.V.

February 13, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 13, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,000,000 class "L" shares of Telmex at an aggregate price of P.38,530,702.00 and 18,700 class "A" shares of Telmex at an aggregate price of P.360,595.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 12, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 12, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,000,000 class "L" shares of Telmex at an aggregate price of P.38,746,400.00 and 2,300 class "A" shares of Telmex at an aggregate price of P.44,574.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 11, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 11, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of Telmex at an aggregate price of P.47,978,312.00 and 1,600 class "A" shares of Telmex at an aggregate price of P.30,864.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 10, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 10, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of Telmex at an aggregate price of P.48,546,208.00 and 3,100 class "A" shares of Telmex at an aggregate price of P.60,060.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 09, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 09, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of Telmex at an aggregate price of P.48,659,170.00 and 7,200 class "A" shares of Telmex at an aggregate price of P.140,400.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer